May 11, 2022

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Akumin Inc.

Registration Statement on Form S-4, as amended

File No. 333-264400

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Akumin Inc. (the “Company”) respectfully requests that the effective date for the Registration Statement on Form S-4 (File No. 333-264400), which was filed on May 10, 2022, as amended (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on May 13, 2022, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, we respectfully request that you orally confirm that event with Sunyi Snow of McDermott Will & Emery LLP, counsel to the Company, at (214) 210-2810.

Thank you for your attention to this matter.

* * * * *

Very truly yours,

Akumin Inc.

By:	/s/ Matthew Cameron
Matthew Cameron
Chief Legal Officer and Corporate Secretary

cc: McDermott Will & Emery LLP